Exhibit 99.1

Second Quarter 2009 Report to Shareholders

For the Six Months Ended February 28, 2009
(Unaudited)

Corus Entertainment Inc.
Second Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	4
Overview of Consolidated Results	5
Revenues	5
Direct cost of sales, general and administrative expenses	5
Depreciation	5
Interest expense	5
Disputed regulatory fees	5
Other expense (income), net	6
Income taxes	6
Net income and earnings per share	6
Other comprehensive loss, net of tax	6
Radio	7
Television	8
Corporate	9
Quarterly Consolidated Financial Information	9
Risks and Uncertainties	10
Outlook	10
Financial Position	10
Liquidity and Capital Resources	11
Cash flows	11
Liquidity	11
Net debt to segment profit	11
Off-balance sheet arrangements and derivative financial instruments	12
Contractual commitments	12
Outstanding Share Data	12
Changes in Internal Control Over Financial Reporting	12
Key Performance Indicators	12
Free cash flow	12
Net debt	12
Net debt to segment profit	13
Impact of New Accounting Policies	13
Recent Accounting Pronouncements	13
Consolidated Financial Statements and Notes	14

Corus                                                                                                                        2

Corus Entertainment Inc.
Second Quarter Report to Shareholders

HIGHLIGHTS

	Three months ended		Six months ended
	February 28,		February 28,
	2009	2008	2009	2008

Revenues	181,358	178,738	398,143	393,563
Segment profit
Radio	7,110	10,286	29,121	35,757
Television	47,491	44,240	111,761	107,805
Corporate	(3,592)	(4,793)	(8,531)	(10,439)
	51,009	49,733	132,351	133,123

Net income	29,029	35,368	69,662	74,755
Earnings per share
Basic	$0.36	$0.42	$0.87	$0.89
Diluted	$0.36	$0.41	$0.86	$0.87

Significant Events in the Quarter

•
On December 4, 2008, the Company announced that it filed its fiscal 2008 Annual Report (containing its audited financial statements for the fiscal year ended August 31, 2008) on Form 40-F with the U.S. Securities and Exchange Commission on November 28, 2008. The fiscal 2008 Annual Report is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and may also be downloaded from the Company’s website at www.corusent.com.

•
On December 18, 2008, the Supreme Court of Canada granted leave to appeal the decision of the Federal Court of Appeal (“FCA”) concerning the validity of the so-called CRTC Part II fees.  The FCA had held that the fees were a valid fee imposed by regulation and were not a tax that would require specific legislation.  This reversed the Federal Court - Trial Division decision which held that Part II fees were an unlawful tax.  A hearing of this matter by the Supreme Court is expected during the fiscal year but no decision is expected until late in calendar 2009 at the earliest.

•	On December 31, 2008, January 30, and February 27, 2009 the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.
•
On January 14, 2009 the Company revised the fiscal 2009 guidance it gave at its Investor Day on September 25, 2008. Since September there have been significant changes in the Canadian economy that prompted the Company to reduce its segment profit guidance to between $255.0 million and $265.0 million from the previous guidance of $270.0 million and $280.0 million. The Company’s free cash flow guidance of between $70.0 million and $90.0 million remains unchanged.

•
On February 2, 2009, the Company announced that it has partnered with StreamTheWorld to deliver its 52 radio stations on a Corus iPhone application. Listeners can now enjoy all Corus radio stations anytime, anywhere as Corus is the first Canadian radio broadcaster to feature a native iPhone streaming application.

•	On February 4, 2009, the Company announced a restructuring within its Montreal radio cluster which will result in the elimination of between 25 to 30 positions in fiscal 2009.
•
On February 13, 2009, the Company announced that it was ceasing operation of its Max Trax pay audio service. The Company also announced that it had entered into an agreement with Stingray Digital Group Inc. to sell the business, including certain assets such as trademarks, websites, domain names, hardware, software licences etc. related to the Max Trax service. The Company will also provide operational and consulting services to Stingray as they expand their pay audio service business.

Corus                                                                                                                        3

•
On February 23, 2009, the Company began broadcasting a series of public service announcements and on-air content with a “shop local” message to encourage listeners to support local businesses in their communities. The program will run across all 52 Corus Radio stations.

•
On February 24, 2009, the Company’s Nelvana business unit announced it had entered into an agreement with Activision Publishing Inc. to develop and distribute video games based on the  popular Bakugan brand.

Significant Events Subsequent to the Quarter

•
On March 9, 2009, the Company announced that its Nelvana Studio and France’s TeamTO will partner on the new 3D animated series, The New Adventures of Babar. Twenty-six episodes will be produced, with broadcast set for fall 2010/spring 2011 on TF1 in France and YTV in Canada.

•
On March 9, 2009 the Minister of Canadian Heritage and Official Languages, James Moore, announced the creation of the Canada Media Fund which will incorporate the Canadian Television Fund. An important change in the rules for Corus is that the eligibility for funding for broadcaster-affiliated production will be expanded, and broadcaster in-house production will be allowed. This will be phased in over a time period.

•	On March 31, 2009 the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the six months ended February 28, 2009 is prepared at March 31, 2009.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2008 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”).  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Corus                                                                                                                        4

Overview of Consolidated Results

Net income for the second quarter was $29.0 million on revenues of $181.4 million, as compared to net income of $35.4 million on revenues of $178.7 million in the prior year.  For the quarter, Television delivered segment profit growth of 7%, while Radio declined by 31%.  Please refer to the discussion of segmented results for further analysis.

Revenues

Revenues for the second quarter were $181.4 million, an increase of 1% from $178.7 million last year.  Subscriber revenues increased by 12%, while advertising revenues decreased by 8% in the quarter.  Television revenues increased by 5%, while Radio revenues decreased by 6% in the quarter.  For the six-month period, revenues of $398.1 million represented a 1% increase over the prior year. Subscriber revenues increased by 12%, while advertising revenues decreased by 6% in the period. Television revenues increased by 5%, while Radio revenues decreased by 5% in the period.  Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the second quarter were $130.3 million, up 1% from $129.0 million in the prior year.  For the six-month period, expenses of $265.8 million represented a 2% increase over the prior year.  This increase is attributed to an increase in amortization of program and film rights, bad debt provision, foreign exchange losses, and increased advertising and marketing costs related to launching new Television brands.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the first two quarters was $10.2 million, a decrease of $1.1 million from last year.  This decrease reflects the timing of capital expenditures and a charge for redundant Corporate assets in the first quarter of fiscal 2008.

Interest expense

Interest on long-term debt is down from the prior year despite the higher average debt balance in fiscal 2009, as interest rates are lower in the current year.  These lower rates are offset by the impact of the interest rate swap, since interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate on bank loans for the second quarter was 4.5%.

Disputed regulatory fees

The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the Canadian Radio-television and Telecommunications Commission were an unlawful tax.  The parties subject to Part II fees are appealing the decision.  The Part II fees remain in force however the CRTC is not collecting them pending final disposition of the legal proceedings.  In December 2008, the Supreme Court of Canada announced that it would grant leave to appeal the decision.

Corus                                                                                                                        5

Other expense (income), net

Other income for the second quarter includes a gain of $7.2 million related to the sale of a residential audio business, as well as an investment impairment of $2.4 million that had previously been recorded through other comprehensive income. The current year-to-date also includes foreign exchange losses of $2.9 million, while the prior year includes $2.8 million in restructuring charges.

Income taxes

The effective tax rate for the first six month of fiscal 2009 was 30.8%, compared to the Company’s 33.0% statutory rate.  The most significant individual difference between the effective and statutory rates in fiscal 2009 relates to the non-taxable portion of a capital gain in the second quarter.  In the second quarter of fiscal 2008, the Company recorded income tax recoveries of $13.2 million which reduced the effective tax rate in fiscal 2008 to 20.2%.

Net income and earnings per share

Net income for the second quarter was $29.0 million, as compared to $35.4 million last year.  Earnings per share for the second quarter were $0.36 basic and diluted, compared to $0.42 basic and $0.41 diluted last year.  For the six-month period, net income was $69.7 million, or $0.87 basic and $0.86 diluted earnings per share, compared to net income of $74.8 million, or $0.89 basic and $0.87 diluted earnings per share, in the prior year.  The current year’s quarter was positively impacted by a gain of $7.2 million related to the disposition of a residential audio business, while the prior year’s quarter benefited from $13.2 million in recoveries related to income tax changes.  Removing the impact of these items results in adjusted basic earnings per share of $0.29 in the current year and $0.26 in the prior year.  The weighted average number of shares outstanding decreased in fiscal 2009 as a result of shares acquired and cancelled by Corus under its normal course issuer bid.

Other comprehensive loss, net of tax

Other comprehensive income for the second quarter was $0.5 million, compared to a loss of $6.1 million in the prior year.  In the second quarter of fiscal 2009, the Company reversed an unrealized loss on an investment that had been recorded through other comprehensive income and recorded it in net income.  The most significant item in both the current and prior year is a loss resulting from the change in the unrealized fair value of the Company’s interest rate swap.  The cumulative unrealized loss on this swap has increased as interest rates have declined.

Corus                                                                                                                        6

Radio

The Radio division comprises 52 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights

	Three months ended		Six months ended
	February 28,		February 28,
(thousands of Canadian dollars)	2009	2008	2009	2008
Revenues	57,935	61,478	133,463	141,003
Direct cost of sales, general and administrative expenses	50,825	51,192	104,342	105,246
Segment profit	7,110	10,286	29,121	35,757

Revenues for the second quarter decreased by 6% from the prior year, and decreased by 5% for the six-month period.  For the quarter, local airtime revenues were down 8% from the prior year and national airtime revenues were down by 5% compared to the prior year.  For the six month period, local airtime revenues were down 7% from the prior year and national airtime revenues were down by 8% compared to the prior year. Other ancillary revenues increased modestly from the prior year.  While revenues in Quebec increased in the quarter and year-to-date, revenues in western Canada and Ontario experienced declines.  Industry data indicates that radio advertising in total decreased in the second quarter.  The Company experienced decreased advertising spending in the home products, automotive aftermarket, telecommunications and financial services categories, but experienced growth in the retail and automotive categories.  The Company is responding to the soft advertising market by actively developing campaigns that encourage local retail and automotive spending as a way to demonstrate the need to support economic growth.

Direct cost of sales, general and administrative expenses decreased by 1% from the prior year for both the quarter and six-month period.  Expenses decreased significantly for employee-related costs, excluding severances, and for advertising and marketing.  Severance and bad debt provisions accounted for approximately $0.9 million in incremental costs in the quarter.

Segment profit for the second quarter decreased by 31% from last year, and for the six-month period decreased by 19% from the prior year.  Excluding the items noted above, segment profit decreased by 22% in the quarter.  Given the fixed cost nature of our Radio business, this decrease is in line with our expectations.

Corus                                                                                                                      7

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, VIVA (formerly Canadian Learning Television), Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 50% interest in TELETOON and TELETOON Retro; Corus’ western Canadian premium pay television services: Movie Central (including HBO Canada) and Encore; Corus Custom Networks, a cable advertising service; three local television stations; and the Nelvana production studio and the related distribution and licensing business and interests in three digital television channels: SCREAM, Cosmopolitan TV and Discovery Kids Canada.

The absorption of the former Content business occurred at the start of fiscal 2009.  The segment results of Television for the prior year have been restated to reflect the inclusion of Content’s results.

Financial Highlights

	Three months ended		Six months ended
	February 28,		February 28,
(thousands of Canadian dollars)	2009	2008	2009	2008
Revenues	123,423	117,309	264,680	252,660
Direct cost of sales, general and administrative expenses	75,932	73,069	152,919	144,855
Segment profit	47,491	44,240	111,761	107,805

Revenues increased by 5% from the prior year for both the quarter and six month period.  Advertising revenues decreased by 9% in the quarter and 4% for the six month period, while subscriber revenues grew by 12% in both the quarter and six month period.  Other revenues, primarily derived through service work in the studio and content distribution, increased from the prior year driven mainly by the increase in merchandising revenue from Bakugan.  Specialty advertising revenues decreased by 8% in the quarter and 4% in the six month period from the prior year.  For the year-to-date, W Network showed solid growth while YTV and TELETOON continued to experience declines in revenue.  The timing of Easter this year, and challenges in the key categories of food and toys led to the declines in Kids advertising revenues in the quarter.  Subscriber revenues benefited from the acquisition and re-launch of VIVA.  Movie Central finished the quarter with 923,000 subscribers, up 4% from the same period last year as we begin to see the impact of HBO Canada.

Direct cost of sales, general and administrative expenses increased by 4% from the prior year for the quarter, and 6% for the six-month period.  Direct cost of sales, which includes amortization of program and film rights and film investments, increased by 4% for the quarter, and 3% for the six month period.  These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license as well as with the volume of service work in the studio and content distribution revenues.  General and administrative expenses increased by 5% in the quarter and 10% in the six month period, due to the addition of two new networks, an increase in bad debts provisions, foreign exchange losses, and increased advertising and marketing costs, while employee-related costs were down slightly from the prior year.

Segment profit increased by 7% in the second quarter, and 4% in the six month period. Through effective cost control in anticipation of the economic slowdown, Corus has been able to maintain consistent segment profit margins.

Corus                                                                                                                        8

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended		Six months ended
	February 28,		February 28,
(thousands of Canadian dollars)	2009	2008	2009	2008
Stock-based compensation	1,446	1,999	2,266	4,754
Other general and administrative costs	2,146	2,794	6,265	5,685
General and administrative expenses	3,592	4,793	8,531	10,439

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is lower in the current year due to changes in the assumptions underlying the expense recognition of certain plans, primarily related to the Company’s lower share price.

Other general and administrative costs are up from the prior year primarily as a result of foreign exchange losses.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended February 28, 2009.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2008, except as noted in note 2 to the unaudited consolidated financial statements for the six months ended February 28, 2009.

				Earnings per share
(thousands of Canadian dollars, except per share amounts)	Revenues	Segment profit	Net income	Basic	Diluted
2009
2nd quarter	181,358	51,009	29,029	$0.36	$0.36
1st quarter	216,785	81,342	40,633	0.51	0.50
2008
4th quarter	185,774	47,235	17,406	$0.21	$0.21
3rd quarter	207,819	71,772	37,674	0.45	0.45
2nd quarter	178,738	49,733	35,368	0.42	0.41
1st quarter	214,825	83,390	39,387	0.47	0.46
2007
4th quarter	187,204	46,381	21,219	$0.25	$0.25
3rd quarter	197,612	64,811	29,587	0.35	0.34

Seasonal fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2008, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net income in the second quarter of fiscal 2009 was positively impacted by a gain of $7.2 million related to the disposition of a residential audio service.
•	Net income for the third quarter of fiscal 2008 was negatively impacted by a $9.7 million disputed regulatory fee accrual.
•	Net income for the third quarter of fiscal 2008 was positively impacted by approximately $10.0 million in income tax items.
•	Net income for the second quarter of fiscal 2008 was positively impacted by approximately $13.2 million in income tax rate changes and other income tax items.

Corus                                                                                                                        9

Risks and Uncertainties

Except as noted below, there have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2008.

In response to recent economic conditions and other factors impacting the Radio division in fiscal 2009, a key focus of our annual third quarter strategic planning process will be a detailed analysis of the radio business in general, as well as a focus on the optimal operating structure of our Radio division.

Outlook

At its annual Investor Day in September 2008, the Company provided the following guidance for fiscal 2009: consolidated segment profit of between $270.0 million and $280.0 million, and free cash flow of between $70.0 million and $90.0 million.  Since that time there has been significant turmoil in the global financial markets leading to, among other things, erosion in consumer confidence and a slowdown in Canada’s GDP growth and growth estimates.  This led the Company in January 2009 to reduce its segment profit guidance to between $255.0 million and $265.0 million from the original guidance of $270.0 million and $280.0 million.

The Company expects that the softening in its advertising revenues experienced in the first half of the year will continue to have an impact on its results through the remainder of the fiscal year.  The Company is actively managing to mitigate this impact, and is currently forecasting to deliver results within its guidance range.

Financial Position

Total assets at February 28, 2009 were $2.09 billion, compared to $2.03 billion at August 31, 2008.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2008.

Current assets increased by $10.5 million.  Cash and cash equivalents increased by $19.8 million.  Please see the discussion of cash flows in the next section.  Accounts receivable decreased by $8.1 million.  The accounts receivable balance typically grows in the first and third quarters and decreases in the second quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivables.

Non-current assets increased by $47.3 million.  Tax credits receivable increased as a result of accruals related to film production, offset by tax credit receipts.  Investments and other assets, broadcast licenses and goodwill balances changed as a result of the completion of the acquisition of an analog specialty service in the first quarter and the sale of a residential digital music service in the second quarter.   Program and film rights (current and non-current) increased by $21.8 million, as additions of acquired rights of $94.6 million were offset by amortization of $76.5 million as well as an increase related to business combinations.  In particular, investments in programming were made relating to the launch of VIVA in the first quarter.  Film investments increased by $7.6 million as net film spending of $24.9 million was offset by film amortization and accruals for tax credits.  Nelvana Studio currently has fewer series in production than at the same point last year, and film spending is lower than the prior year.

Accounts payable and accrued liabilities decreased by $9.6 million due to the payment of year-end employee compensation accruals and other timing issues.

Non-current liabilities increased by $47.3 million.  Long-term debt increased by $12.7 million. The Company used its credit facility to finance its normal course issuer bid and dividends in the first quarter, and repaid a portion of that borrowing in the second quarter.  Other long-term liabilities increased by $28.9 million.  The fair value of the liability associated with the interest rate swap increased by $13.4 million as interest rates continued to decline.  The Company also recognized a liability associated with a long-term trademark agreement, as well as an accrual for public benefits resulting from a business combination.   Net future tax liability (including current future tax asset) increased by $11.9 million primarily due to a business combination and the utilization of tax loss carry-forwards.

Corus                                                                                                                       10

Share capital decreased by $7.9 million as a result of the repurchase and cancellation of shares with a book value of $8.5 million under the Company’s normal course issuer bid, offset by the exercise of employee stock options.  Contributed surplus decreased by $2.8 million as units that had vested under the Company’s long-term incentive plan were paid in cash in the first quarter.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $19.8 million in fiscal 2009, compared to a decrease of $1.0 million in the prior year.  Free cash flow for fiscal 2009 was $47.7 million, compared to free cash flow of $32.7 million in the prior year.  The second quarter is historically a period of high free cash flow relative to other quarters.

Cash provided by operating activities in fiscal 2009 was $47.9 million, compared to $44.0 million last year.  The higher payments for program and film rights are largely the reversal of a timing difference from the fourth quarter of fiscal 2008.  The lower net additions to film investments are the result of fewer series being in production in the studio relative to last year.

Cash used in investing activities in fiscal 2009 was $0.3 million, compared to cash used of $11.3 million last year.  Capital expenditures are lower than in the prior year, as the Company looks to minimize capital expenditures ahead of its move to the Toronto waterfront development.

Cash provided by financing activities in fiscal 2009 was $27.9 million, compared to cash used of $33.7 million in the prior year.  The Company suspended purchasing its own shares in the first quarter, and did not renew its issuer bid when it expired in the second quarter. In fiscal 2009, 794,966 shares were purchased and cancelled at an average price of $18.97 per share for cash consideration of $15.1 million, compared to 1,644,100 shares purchased at an average price of $24.32 per share in the prior year.  The exercise of employee stock options provided less cash flow in the current year due to the Company’s lower relative share price.

Liquidity

As at February 28, 2009, the Company has available $90.0 million under a revolving term credit facility that matures on January 24, 2011.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR, however interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility

As at February 28, 2009, the Company had a cash balance of $39.4 million and a total working capital balance of $119.0 million.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at February 28, 2009, net debt was $666.0 million, down from $673.1 million at August 31, 2008.  Net debt to segment profit at February 28, 2009 was 2.6 times, down from 2.7 at August 31, 2008.  This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

Corus                                                                                                                       11

Off-balance sheet arrangements and derivative financial instruments

The Company has entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans.  The estimated fair value of these agreements at February 28, 2009 is $22.8 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

The Company has entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its PSU plan.  The estimated fair value of this instrument at February 28, 2009 is $0.1 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

Contractual commitments

The Company has added no significant unfulfilled contractual obligations in fiscal 2009.

Outstanding Share Data

As at March 31, 2009, 3,445,228 Class A Voting Shares and 76,586,564 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the six months ended February 28, 2009 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2008, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.  Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow
	Three months ended		Six months ended
	February 28,		February 28,
(thousands of Canadian dollars)	2009	2008	2009	2008
Cash provided by (used in):
Operating activities	43,220	39,983	47,935	43,971
Investing activities	2,446	(4,349)	(285)	(11,267)
Free cash flow	45,666	35,634	47,650	32,704

Net debt
(thousands of Canadian dollars)	As at February 28, 2009	As at August 31, 2008
Long-term debt	705,415	692,750
Cash and cash equivalents	(39,424)	(19,642)
Net debt	665,991	673,108

Corus                                                                                                                       12

Net debt to segment profit
(thousands of Canadian dollars except ratios)	As at February 28, 2009	As at August 31, 2008
Net debt (numerator)	665,991	673,108
Segment profit (1) (denominator)	251,358	252,130
Net debt to segment profit	2.6	2.7

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Impact of New Accounting Policies

On September 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments - Disclosures” and Section 3863 “Financial Instruments - Presentation”, with no restatement of prior periods. The required disclosures are included in the notes to these interim consolidated financial statements.

During fiscal 2009, the CICA issued Emergent Issues Committee abstract EIC-173, “Credit risk  and the fair value of financial assets and liabilities”, which requires that an entity take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments.  The adoption of EIC-173 did not have a significant impact on the Company.

Recent Accounting Pronouncements

In February 2008, The Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has begun the process of evaluating the impact of the change to IFRS.

In particular, the Company has completed a preliminary assessment and planning phase and has commenced a detailed assessment and conversion planning phase.  The preliminary assessment phase included the identification of those international standards that are considered likely to have the most significant impact on the Company, or anticipated to involve the highest degree of complexity in implementing.

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-controlling Interests.”  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

Corus                                                                                                                       13

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at February 28,	As at August 31,
(in thousands of Canadian dollars)	2009	2008
ASSETS (note 6)
Current
Cash and cash equivalents	39,424	19,642
Accounts receivable	149,323	157,440
Income taxes recoverable	1,872	1,615
Prepaid expenses and other	10,012	10,135
Program and film rights	136,144	131,301
Future tax asset	3,421	9,593
Total current assets	340,196	329,726

Tax credits receivable	30,264	21,952
Investments and other assets (note 3)	28,948	93,086
Property, plant and equipment	70,500	73,562
Program and film rights	120,141	103,163
Film investments (note 4)	88,411	80,819
Broadcast licenses	560,383	533,491
Goodwill	852,596	797,854
	2,091,439	2,033,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	186,420	196,026

Long-term debt (note 6)	705,415	692,750
Other long-term liabilities (note 7)	88,838	59,936
Future tax liability	93,448	87,699
Total liabilities	1,074,121	1,036,411

Non-controlling interest	17,798	20,237

SHAREHOLDERS’ EQUITY
Share capital (note 8)	840,363	848,257
Contributed surplus (note 8)	14,516	17,304
Retained earnings	170,684	131,594
Accumulated other comprehensive loss (note 17)	(26,043)	(20,150)
Total shareholders’ equity	999,520	977,005
	2,091,439	2,033,653

See accompanying notes

On behalf of the Board:

John M. Cassaday	Heather A. Shaw
Director	Director

April 7, 2009

Corus                                                                                                                       14

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars except per share amounts)	2009	2008	2009	2008
Revenues	181,358	178,738	398,143	393,563
Direct cost of sales, general and administrative expenses (note 16)	130,349	129,005	265,792	260,440
Depreciation	5,199	5,510	10,191	11,279
Interest expense (notes 6 and 9)	9,666	10,073	20,068	21,062
Disputed regulatory fees (note 19)	1,022	-	2,712	-
Other expense (income), net (notes 10 and 16)	(5,009)	38	(3,609)	3,925
Income before income taxes and non-controlling interest	40,131	34,112	102,989	96,857
Income tax expense (recovery) (note 11)	10,831	(2,547)	31,706	19,591
Non-controlling interest	271	1,291	1,621	2,511
Net income for the period	29,029	35,368	69,662	74,755

Earnings per share (note 8)
Basic	$0.36	$0.42	$0.87	$0.89
Diluted	$0.36	$0.41	$0.86	$0.87

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2009	2008	2009	2008
Net income for the period	29,029	35,368	69,662	74,755
Other comprehensive income (loss), net of tax
Unrealized foreign currency translationadjustment	492	(295)	2,317	(1,267)
Unrealized change in fair value of available-for-sale investments, net of tax	145	-	(780)	183
Recognition of change in fair value ofavailable-for sale assets in net income	2,077	-	2,077	-
Unrealized change in fair value of cash flowhedges, net of tax	(2,176)	(5,788)	(9,507)	(11,790)
	538	(6,083)	(5,893)	(12,874)
Comprehensive income for the period	29,567	29,285	56,315	61,881

See accompanying notes

Corus                                                                                                                       15

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2009	2008	2009	2008
Share capital
Balance, beginning of period	840,165	875,052	848,257	882,244
Issuance of shares under stock option plan	-	3,070	358	9,838
Shares repurchased	-	(3,441)	(8,450)	(17,401)
Repayment of executive stock purchase loans	198	230	198	230
Balance, end of period	840,363	874,911	840,363	874,911

Contributed surplus
Balance, beginning of period	13,115	11,534	17,304	10,250
Stock-based compensation	1,401	2,050	2,350	3,919
Settlement of long-term incentive plan	-	-	(5,138)	-
Exercise of stock options	-	(69)	-	(654)
Balance, end of period	14,516	13,515	14,516	13,515

Retained earnings
Balance, beginning of period	153,655	104,578	131,594	95,568
Cumulative impact of accounting changes	-	-	-	(1,594)
Adjusted opening balance	153,655	104,578	131,594	93,974
Net income for the period	29,029	35,368	69,662	74,755
Dividends	(12,000)	(12,488)	(23,939)	(22,891)
Share repurchase excess (note 8)	-	(4,206)	(6,633)	(22,586)
Balance, end of period	170,684	123,252	170,684	123,252

Accumulated other comprehensive loss
Balance, beginning of period	(26,581)	(11,953)	(20,150)	(12,169)
Cumulative impact of accounting changes	-	-	-	7,007
Adjusted opening balance	(26,581)	(11,953)	(20,150)	(5,162)
Other comprehensive income (loss), net of tax	538	(6,083)	(5,893)	(12,874)
Balance, end of period	(26,043)	(18,036)	(26,043)	(18,036)

See accompanying notes

Corus                                                                                                                       16

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2009	2008	2009	2008
OPERATING ACTIVITIES
Net income for the period	29,029	35,368	69,662	74,755
Add (deduct) non-cash items:
Depreciation	5,199	5,510	10,191	11,279
Amortization of program and film rights	39,034	35,910	76,517	71,987
Amortization of film investments	6,689	7,695	10,038	12,611
Future income taxes	2,887	(9,984)	7,610	(5,063)
Non-controlling interest	271	1,291	1,621	2,511
Stock-based compensation	1,431	804	2,012	3,688
Imputed interest	1,522	1,563	3,311	3,137
Other gains and losses	(5,632)	173	(5,429)	1,137
Net change in non-cash working capital balances related to operations	22,148	8,772	(7,507)	(24,911)
Payment of program and film rights	(45,927)	(35,385)	(95,175)	(77,682)
Net additions to film investments	(13,431)	(11,734)	(24,916)	(29,478)
Cash provided by operating activities	43,220	39,983	47,935	43,971

INVESTING ACTIVITIES
Additions to property, plant and equipment	(3,789)	(2,908)	(5,784)	(7,127)
Business combinations	-	(1,106)	(74,950)	(774)
Cash held in escrow	-	-	74,950	-
Net cash flows for investments and other assets	6,961	(286)	6,633	(1,421)
Decrease in public benefits associated with acquisitions	(726)	(49)	(1,134)	(1,945)
Cash provided by (used in) investing activities	2,446	(4,349)	(285)	(11,267)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	(17,179)	579	13,670	20,407
Issuance of shares under stock option plan	-	3,001	358	9,184
Shares repurchased	-	(7,647)	(15,083)	(39,987)
Dividends paid	(12,000)	(11,111)	(24,017)	(21,591)
Dividend paid to non-controlling interest	(325)	-	(2,994)	(1,603)
Other	198	79	198	(79)
Cash used in financing activities	(29,306)	(15,099)	(27,868)	(33,669)
Net change in cash and cash equivalents during the period	16,360	20,535	19,782	(965)
Cash and cash equivalents, beginning of period	23,064	11,847	19,642	33,347
Cash and cash equivalents, end of period	39,424	32,382	39,424	32,382

See accompanying notes

Corus                                                                                                                       17

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries (“Corus” or the “Company”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2008.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity.   Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2008 annual consolidated financial statements, except as described below.

Changes in accounting policies

On September 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments - Disclosures” and Section 3863, “Financial Instruments - Presentation”, with no restatement of prior periods.

Section 1535 establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital.  The required disclosures are included in note 13 to these interim consolidated financial statements.

Section 3862 and Section 3863 enhance existing disclosures in previously issued Section 3861, ‘‘Financial Instruments - Disclosure and Presentation’’. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. The required disclosures are included in note 14 to these interim consolidated financial statements.

During fiscal 2009, the CICA issued Emergent Issues Committee abstract EIC-173, “Credit risk  and the fair value of financial assets and liabilities”, which requires that an entity take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments.  The adoption of EIC-173 did not have a significant impact on the Company.

Corus                                                                                                                       18

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

Pending accounting changes

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The CICA also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards by eliminating the practice of recognizing as assets a variety of start-up, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company is currently evaluating the effects of adopting these changes.

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-controlling Interests.”  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

Financial instruments

The Company has classified its cash equivalents and derivative financial instruments that are not designated as hedges as held-for-trading.  They are presented at their fair value and gains or losses arising on revaluation at the end of each year are included in net income for the year. Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and certain components of other long-term liabilities are classified as other financial liabilities and are also measured at amortized cost.  Investments in equity instruments are considered available-for-sale.  Available-for-sale investments are carried at fair value on the consolidated balance sheets, with changes in fair value recorded in other comprehensive loss, until such time as the investments are disposed of or an other-than-temporary impairment has occurred, in which case the impairment is recorded in net income for the year. Long-term debt instruments have been classified as other financial liabilities and are measured at amortized cost. Financial instruments measured at amortized cost use the effective interest rate method of amortization.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in net income for the year unless they are effective cash flow hedging instruments.  Derivative financial instruments that are designated as cash flow hedges, such as interest rate swap agreements, are presented at their fair value, with gains or losses arising from the revaluation at the end of each year included in other comprehensive loss to the extent of hedge effectiveness.

3.	INVESTMENTS AND OTHER ASSETS

	As at February 28, 2009	As at August 31, 2008
Cash held in escrow	-	74,950
Investments at equity	13,648	12,506
Other	15,300	5,630
	28,948	93,086

Corus                                                                                                                       19

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

4.	FILM INVESTMENTS

	As at February 28, 2009	As at August 31, 2008
Projects in development and in process, net of advances	22,831	18,285
Completed projects and distribution rights	42,760	38,687
Investments in third-party-produced film projects	22,820	23,847
	88,411	80,819

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at August 31, 2008, the Company had $2,982 in accrued restructuring expenses in accounts payable and accrued liabilities.  In fiscal 2009, $1,561 has been paid in respect of these provisions and as at February 28, 2009, $1,421 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2009.

6.	LONG-TERM DEBT

	As at February 28, 2009	As at August 31, 2008
Bank loans	707,826	695,767
Unamortized financing fees	(2,411)	(3,017)
	705,415	692,750

The Company has a credit facility with a syndicate of banks that matures on January 24, 2011.  The amount committed is $800,000, of which $300,000 is available on a revolving basis and $500,000 on a non-revolving basis, and is repayable at maturity.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at February 28, 2009, the weighted average interest rate on the outstanding bank loans was 2.2%.  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the non-revolving facility for the full term of the facility.  Interest on the bank loans, including the impact of the swap, averaged 4.5% for the first six months of fiscal 2009.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at February 28, 2009.

7.	OTHER LONG-TERM LIABILITIES

	As at February 28, 2009	As at August 31, 2008
Public benefits associated with acquisitions	8,375	3,467
Unearned revenue	2,708	3,160
Program rights payable	34,544	31,719
Stock-based compensation obligations	557	1,332
Deferred leasehold inducements	5,432	5,488
Derivative fair value	22,771	9,381
Merchandising and trademark liabilities	11,850	2,991
Other	2,601	2,398
	88,838	59,936

Corus                                                                                                                       20

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

8.	SHARE CAPITAL
Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Issued and Outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2008 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2008	3,445,858	26,684	77,361,578	821,573	848,257
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(630)	(5)	630	5	-
Issuance of shares under Stock Option Plan	-	-	19,322	358	358
Shares repurchased	-	-	(794,966)	(8,450)	(8,450)
Repayment of executive stock purchase loans	-	-	-	198	198
Balance as at February 28, 2009	3,445,228	26,679	76,586,564	813,684	840,363

Stock Option Plan

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the changes to the stock options outstanding since August 31, 2008, is presented as follows:
	Number of options (#)	Weighted average exercise price ($)
Outstanding as at August 31, 2008	3,869,288	13.85
Granted	464,500	17.62
Forfeited	(259,246)	17.60
Exercised	(19,322)	18.53
Outstanding as at February 28, 2009	4,055,220	14.02

As at February 28, 2009, the Company has outstanding stock options for 4,055,220 Class B Non-Voting Shares, of which 3,263,870 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2009, the Company has recorded stock-based compensation expense for the second quarter and year-to-date of $337 and $627 (2008 - $473 and $913), respectively.  This charge has been credited to contributed surplus.  Unrecognized stock-based compensation expense at February 28, 2009 related to stock-option plans was $2,502.

Corus                                                                                                                       21

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

The fair value of each option granted in fiscal 2009 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal 2009
Fair value	3.12
Expected life	5.4 years
Risk-free interest rate	2.77%
Dividend yield	3.4%
Volatility	24.7%

Performance Share Units

The Company has granted Performance Share Units (“PSUs”) to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange (the “TSX”) at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense (recovery) recorded for the second quarter and year-to-date in respect of this plan was $45 and $(84) (2008 - $(51) and $835), respectively.  The current year-to-date expense reversal includes a charge of $254 (2008 - $1,066) generated by a total return swap entered into in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Long-term Incentive Plan

In fiscal 2009, 263,900 units were granted under this plan.  The stock-based compensation expense recorded for the second quarter and year-to-date in respect of this plan was $1,064 and $1,723 (2008 - $1,577 and $3,006), respectively.  This charge has been credited to contributed surplus.  Units that vested on August 31, 2008 were paid in cash in September 2008.  This resulted in a reduction of $5.1 million to contributed surplus in the first quarter of fiscal 2009.

Normal Course Issuer Bid

The shares purchased for cancellation since August 31, 2008 are as follows:
	Fiscal 2009
Normal course issuer bid expiry date	#	$	Average
February 14, 2009	794,966	15,083	18.97

The Company purchased a total of 3,612,966 Class B Non-Voting Shares under the normal course issuer bid that expired on February 14, 2009.

During fiscal 2009, the total cash consideration paid exceeded the carrying value of the shares repurchased by $6,633, which was charged to retained earnings.

Corus                                                                                                                       22

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

Earnings per share

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended		Six months ended
	February 28,		February 28,
	2009	2008	2009	2008
Net income for the period (numerator)	29,029	35,368	69,662	74,755

Weighted average number of shares outstanding (denominator)
Weighted average number of shares outstanding - basic	80,032	83,378	80,092	83,633
Effect of dilutive securities	729	1,974	953	2,115
Weighted average number of shares outstanding - diluted	80,761	85,352	81,045	85,748

Diluted earnings per share for the second quarter and year-to-date excluded 2,005 and 1,911 weighted average Class B Non-Voting Shares, respectively, (2008 - nil) issuable under the Company’s Stock Option Plan because these options were not “in-the-money”.

9.	INTEREST EXPENSE

	Three months ended		Six months ended
	February 28,		February 28,
	2009	2008	2009	2008
Interest on long-term debt	7,609	8,473	16,187	17,015
Imputed interest on long-term liabilities	1,522	1,563	3,311	3,137
Other interest	535	37	570	910
	9,666	10,073	20,068	21,062

10.	OTHER EXPENSE (INCOME), NET

	Three months ended		Six months ended
	February 28,		February 28,
	2009	2008	2009	2008
Interest income	(107)	(170)	(703)	(344)
Foreign exchange losses	253	(10)	2,882	285
Losses (income) from equity investments	447	108	(103)	409
Restructuring charges	-	(11)	-	2,822
Gain on disposal (note 18)	(7,163)	-	(7,163)	-
Investment impairment	2,429	-	2,429	-
Other	(868)	121	(951)	753
	(5,009)	38	(3,609)	3,925

Corus                                                                                                                       23

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)
11.	INCOME TAX EXPENSE

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for fiscal 2009 and 2008 is as follows:
	Fiscal 2009		Fiscal 2008
	$	%	$	%
Tax at combined federal and provincial rates	34,003	33.0	32,676	33.7
Non-taxable portion of capital gains	(1,482)	(1.4)	-	-
Future tax resulting from tax rate changes	-	-	(10,204)	(10.5)
Recovery of various future tax liabilities	-	-	(3,008)	(3.1)
Miscellaneous differences	(815)	(0.8)	127	0.1
	31,706	30.8	19,591	20.2

12.	BUSINESS SEGMENT INFORMATION

Historically, the Company’s business activities have been conducted through three reportable operating segments.  As a result of changes made to Corus’ management structure, commencing in fiscal 2009 the former Content operating segment is now considered part of the Television segment and the activities of the Content business are included in the Television segment’s results.  Prior period segment disclosures have been restated to reflect this new structure, including the impact on eliminations of transactions between the Television segment and the former Content segment.  The Company’s business activities are now conducted through two reportable operating segments:

Radio

The Radio segment comprises 52 radio stations, situated primarily in high-growth urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, cable advertising services, the Nelvana production studio and the related distribution and licensing business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements, except as noted in note 2.  Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.  Segment profit excludes disputed regulatory fees.

Corus                                                                                                                       24

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)
(a)  Revenues and segment profit

Three months ended February 28, 2009
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	57,935	123,423	-	-	181,358
Direct cost of sales, general andadministrative expenses	50,825	75,932	3,592	-	130,349
Segment profit	7,110	47,491	(3,592)	-	51,009
Depreciation	1,631	2,444	1,124	-	5,199
Interest expense	228	1,357	8,081	-	9,666
Disputed regulatory fees	526	496	-	-	1,022
Other expense, net	(751)	(5,960)	1,702	-	(5,009)
Income before income taxes andnon-controlling interest	5,476	49,154	(14,499)	-	40,131

Three months ended February 29, 2008
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	61,478	117,309	-	(49)	178,738
Direct cost of sales, general andadministrative expenses	51,192	73,069	4,793	(49)	129,005
Segment profit	10,286	44,240	(4,793)	-	49,733
Depreciation	1,754	2,638	1,118	-	5,510
Interest expense	270	861	8,942	-	10,073
Other expense, net	(94)	497	(365)	-	38
Income before income taxes andnon-controlling interest	8,356	40,244	(14,488)	-	34,112

Six months ended February 28, 2009
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	133,463	264,680	-	-	398,143
Direct cost of sales, general andadministrative expenses	104,342	152,919	8,531	-	265,792
Segment profit	29,121	111,761	(8,531)	-	132,351
Depreciation	3,273	4,785	2,133	-	10,191
Interest expense	454	2,400	17,214	-	20,068
Disputed regulatory fees	1,362	1,350	-	-	2,712
Other expense, net	(571)	(3,641)	603	-	(3,609)
Income before income taxes andnon-controlling interest	24,603	106,867	(28,481)	-	102,989

Six months ended February 29, 2008
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	141,003	252,660	-	(100)	393,563
Direct cost of sales, general andadministrative expenses	105,246	144,855	10,439	(100)	260,440
Segment profit	35,757	107,805	(10,439)	-	133,123
Depreciation	3,173	5,300	2,806	-	11,279
Interest expense	517	2,378	18,167	-	21,062
Other expense, net	(128)	4,709	(656)	-	3,925
Income before income taxes andnon-controlling interest	32,195	95,418	(30,756)	-	96,857

Corus                                                                                                                       25

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)  Segment assets

	As at February 28, 2009	As at August 31, 2008
Radio	720,950	736,224
Television	1,309,360	1,179,812
Corporate	61,129	117,617
	2,091,439	2,033,653

Assets are located primarily within Canada.

c)  Goodwill

	As at February 28, 2009	As at August 31, 2008
Radio	419,983	419,983
Television	432,613	377,871
	852,596	797,854

Goodwill is located primarily within Canada.

13.	CAPITAL MANAGEMENT

The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders.  The Company defines capital as the aggregate of its shareholders’ equity and long-term debt less cash and cash equivalents.

Total managed capital is as follows:
	As at February 28, 2009	As at August 31, 2008
Long-term debt	705,415	692,750
Cash and cash equivalents	(39,424)	(19,642)
Net debt	665,991	673,108
Shareholders’ equity	999,520	977,005
	1,665,511	1,650,113

The Company manages its capital structure in accordance with changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may elect to issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances.

The Company monitors capital on a number of bases, including: net debt to segment profit ratio and dividend yield.  The Company’s stated objectives are to maintain a net debt to segment profit ratio of 3.0 to 3.5 times, and maintain a dividend yield in excess of 2.5%.  The Company believes that these objectives provide a reasonable framework for providing a return to shareholders.  The Company is currently operating within these internally imposed constraints.

The Company is not subject to any externally imposed capital requirements, and there have been no changes in the Company’s capital management approach during the period.

Corus                                                                                                                       26

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

14.	FINANCIAL INSTRUMENTS

Classification

The following table sets out the classification of financial and non-financial assets and liabilities as at February 28, 2009:

Financial assets
Held-for-trading
Cash and cash equivalents	39,424
Loans and receivables
Accounts receivable	149,323
Investments and other assets	2,604
Available-for-sale
Investments and other assets	953
Non-financial assets	1,899,135
Total assets	2,091,439

Financial liabilities
Held-for-trading
Accounts payable and accrued liabilities	22
Other financial liabilities
Accounts payable and accrued liabilities	186,398
Long-term debt	705,415
Other long-term liabilities	48,995
Derivative designated as hedging item
Other long-term liabilities	22,771
Non-financial liabilities	110,520
Total liabilities	1,074,121

Fair values

The carrying values of the Company’s financial instruments approximate their fair values unless otherwise noted.

The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

The fair value of publicly traded shares included in investments and other assets is determined by quoted share prices in active markets.  The fair value of other financial instruments included in this category is determined using other valuation techniques.

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

The fair values of financial instruments in other long-term liabilities approximate their carrying values as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

The fair values of derivative financial instruments are determined based on management estimates, supported by quotations by the counterparties to the agreements.

Corus                                                                                                                       27

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

Fair value estimates are made at a specific point in time, based on relevant market information andinformation about the financial instrument.  These estimates are subjective in nature and involveuncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Risk management

The Company is exposed to various risks related to its financial assets and liabilities.  These risk exposures are managed on an ongoing basis.

Credit risk

In the normal course of business, the Company is exposed to credit risk from its accounts receivable from customers.  The carrying amounts for accounts receivable are net of applicable allowances for doubtful accounts, which are estimated based on past experience, specific risks associated with the customer and other relevant information.

The Company is also exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments.  The Company manages its counterparty risk by only accepting major financial institutions with high credit ratings as counterparties.

The maximum exposure to credit risk is the carrying amount of the financial assets.

The following table sets out details of the age of receivables and allowance for doubtful accounts as at February 28, 2009:

Trade accounts receivable
Current	70,357
One to three months past due date	52,084
Over three months past due date	22,500
144,941
Other receivables	9,027
153,968
Less allowance for doubtful accounts	(4,645)
149,323

The allowance for doubtful accounts has increased from $3,684 at August 31, 2008.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Company manages liquidity risk primarily by maintaining sufficient unused capacity within its long-term debt facility.  The unused capacity at February 28, 2009 was $90,000.  Further information with respect to the Company’s long-term debt facility is provided in note 8 of the Company’s August 31, 2008 audited consolidated financial statements.

Corus                                                                                                                       28

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

The following table sets out the undiscounted contractual obligations related to repayment of long-term debt and obligations related to derivative instruments as at February 28, 2009:

	Total	Less than one year	One to three years
Long-term debt	710,000	-	710,000
Derivative instruments	32,774	16,543	16,231
	742,774	16,543	726,231

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuers or factors affecting all instruments traded in the market.

The Company is exposed to foreign exchange risk through its international content distribution operations, as well as through U.S. dollar denominated programming purchasing.  The most significant foreign currency exposure is to movements in the U.S. dollar to Canadian dollar exchange rate and the U.S dollar to euro exchange rate.  The impact of foreign exchange on income before income taxes and non-controlling interest for the three and six months ended February 28, 2009 is detailed in note 16.

The Company is exposed to interest rate risk on the bankers’ acceptances issued at floating rates under its bank loan facility.  The Company manages this risk through the use of interest rate swaps to fix the interest rate as discussed in note 6.  An assumed 1% increase in short-term interest rates during the three and six months ended February 28, 2009 would have decreased net income for those periods by $514 and $1,024, respectively.

Other considerations

The Company does not engage in trading or other speculative activities with respect to derivative financial instruments.

15.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
	Three months ended		Six months ended
	February 28,		February 28,
	2009	2008	2009	2008
Interest paid	8,882	7,682	17,615	17,414
Interest received	107	170	703	344
Income taxes paid	22,885	19,521	26,439	27,334

Corus                                                                                                                       29

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

16.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:
	Three months ended		Six months ended
	February 28,		February 28,
	2009	2008	2009	2008
Direct cost of sales, general and administrative expenses	216	(65)	1,366	(959)
Other expense, net	253	(10)	2,882	285
Total foreign exchange losses (gains)	469	(75)	4,248	(674)

17.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	As at February 28, 2009	As at August 31, 2008
Foreign currency translation adjustment	(9,875)	(12,192)
Unrealized loss on available-for-sale investments, netof tax	-	(1,297)
Unrealized loss on cash flow hedge, net of tax	(16,168)	(6,661)
	(26,043)	(20,150)

18.	BUSINESS COMBINATIONS AND DISPOSITIONS

In the first quarter of fiscal 2009, the Company completed the acquisition of Canadian Learning Channel (“CLT”).  The total cash consideration paid was approximately $75.0 million, including customary closing adjustments.  The CRTC approved the acquisition on August 22, 2008 and the Company took over ownership and operation of CLT, subsequently rebranded VIVA, on September 1, 2008.  The Company has not yet finalized the valuation of intangibles for the purpose of allocating the purchase cost of the acquisition.  The preliminary purchase equation, which was accounted for using the purchase method, is summarized below:

Assigned value of net assets acquired:
Working capital	1,061
Program and film rights	1,501
Broadcast licenses	27,642
Goodwill	58,641
Other long-term liabilities	(6,000)
Future tax liabilities	(7,895)
Cash consideration given:	74,950

In the second quarter of fiscal 2009, the Company completed the sale of its residential audio business for proceeds of $13,312, resulting in a pre-tax gain of $7,163 (see note 10).  Management will be providing operational and consulting services to the purchaser.  Included in the proceeds is a contingent amount of $2,250, which will be recognized on the completion of certain performance-based criteria.

Corus                                                                                                                       30

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2009
(in thousands of Canadian dollars, except share information)

19.	COMMITMENTS AND CONTINGENCIES

The disputed regulatory fee expense relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the CRTC were an unlawful tax.  The Supreme Court of Canada granted leave to appeal this decision in December 2008.  The matter is expected to be heard during fiscal 2009 but a decision is not expected until late in calendar 2009 at the earliest.  As at February 28, 2009, the Company has accrued $13,648 in relation to fees otherwise payable since fiscal 2007.

Corus                                                                                                                       31

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